UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                        SECURITY FINANCIAL BANCORP, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  74437V109
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                PAUL J. DUGGAN
     JACKSON BLVD FUND, LTD. - 53 W. JACKSON BOULEVARD - CHICAGO IL 60604
                                (312) 294-6440
-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                  MAY 22, 2000
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.   81424D109                                       PAGE 2 OF 15 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul J. Duggan
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          8,000
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             178,400
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          8,000
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          178,400
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      186,400
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.62%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   81424D109                                       PAGE 3 OF 15 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Blvd Capital Management, Ltd.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             90,600
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          90,600
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      90,600
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.68%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   81424D109                                       PAGE 4 OF 15 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Equities, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             43,500
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          43,500
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      43,500
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.25%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   81424D109                                       PAGE 5 OF 15 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Investments, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             27,200
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          27,200
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      27,200
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.40%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   81424D109                                       PAGE 6 OF 15 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Offshore Fund, Ltd.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Tortola, B.W.I.
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             19,900
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          19,900
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,900
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.03%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   81424D109                                       PAGE 7 OF 15 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Partners
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             87,800
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          87,800
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      87,800
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.53%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 15 Pages


     This is Amendment No. 1 to the Schedule 13D filed jointly by Paul J. Duggan ("Duggan"), Jackson Boulevard Capital Management, Ltd. ("Jackson Capital"), Jackson Boulevard Equities, L.P. ("Jackson Equity"), Jackson Boulevard Investments, L.P. ("Jackson Investments"), Jackson Boulevard Partners ("Jackson Partners"), and Jackson Offshore Fund, Ltd. ("Jackson Offshore") (collectively, the "Group") on January 19, 2000, and relates to the common stock, $.01 par value (the "Common Stock"), of Security Financial Bancorp, Inc. (the "Issuer").

Item 1.  Security and Issuer

     This Schedule 13D is being filed jointly by Duggan, Jackson Capital, Jackson Equity, Jackson Investments, Jackson Partners, and Jackson Offshore and relates to the shares of common stock of the Issuer. The address of the principal executive offices of the Issuer is 9231 Wicker Avenue, St. John, IN 46373.

Item 2.  Identity and Background

     (a)-(c) Jackson Capital, a corporation incorporated under the laws of the State of Illinois, is the sole general partner of Jackson Equity and Jackson Investments, limited partnerships organized under the laws of the state of Illinois and Investment Manager of Jackson Offshore, an offshore fund domiciled in Tortola, B.W.I.

     Jackson Equity, Jackson Investments, and Jackson Offshore are private investment partnerships engaged in the purchase and sale of securities for investment for their own accounts. Jackson Capital is in the business of serving as the general partner of Jackson Equity, Jackson Investments, and other investment partnerships and the Investment Manager of Jackson Offshore. Duggan is the sole stockholder and an officer and director of Jackson Capital. Duggan's principal occupation is money manager (through Jackson Capital) and his business address is 53 West Jackson Boulevard, Suite 400, Chicago, IL 60604.

     The business address of Jackson Capital, Jackson Equity, Jackson Partners, Jackson Investments, Jackson Offshore and Duggan is 53 West Jackson Boulevard, Suite 400, Chicago, IL 60604.

     Jackson Partners is an Illinois General Partnership. Duggan is the managing general partner of Jackson Partners. Jackson Partners engages in the purchase and sales of securities for it's own account.

     The joint filing agreement of the members of the Group is filed herewith as
Exhibit 1.

                                                              Page 9 of 15 Pages


     (d)-(e) Jackson Capital, Jackson Equity, Jackson Partners, Jackson Investments, Jackson Offshore and Duggan have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor were either a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Duggan is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     As of May 23, 2000, Jackson Equity was the owner of record and the beneficial owner of 43,500 shares acquired at a cost of $401,685. The source of funds used by Jackson Equity to purchase the shares was Jackson Equity's working capital. Jackson Equity, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Equity's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Equity.

     As of May 23, 2000, Jackson Investments was the owner of record and the beneficial owner of 27,200 shares acquired at a cost of $251,158.50. The source of funds used by Jackson Investments to purchase the shares was Jackson Investment's working capital. Jackson Investments, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Investment's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Investments.

     As of May 23, 2000, Jackson Offshore was the owner of record and the beneficial owner of 19,900 shares acquired at a cost of $183,676.50. The source of funds used by Jackson Offshore to purchase the shares was Jackson Offshore's working capital. Jackson Offshore, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Offshore's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Offshore.

     Jackson Capital has a 7.7% ownership interest in the funds or property of Jackson Equity in addition to its interest as general partner of Jackson Equity. Duggan and his wife, Deborah Duggan ("Deborah"), have invested as limited partners in Jackson Equity.

     Jackson Capital has a 4.18% ownership interest in the funds or property of Jackson Investments in addition to its interest as general partner of Jackson Investments.

     As of May 23, 2000, Jackson Partners was the owner of record and the beneficial owner of 87,800 shares acquired at a cost of $833,125.00. The source of funds used by Jackson Partners to purchase the shares was Jackson Partner's working capital. Jackson Partners, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Partners obligations under the

                                                             Page 10 of 15 Pages


margin accounts are secured by the marginable equity securities owned by Jackson Partners. Duggan and Deborah are partners in Jackson Partners. Duggan purchased 20,000 shares in the Issuer's initial public offering (IPO) and contributed these shares to Jackson Partners.

     As of May 23, 2000, Duggan was the owner of record and the beneficial owner of 8000 shares acquired at a cost of $104,000. The source of funds used by Duggan to purchase the shares was Duggan's working capital. Duggan, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Duggan's obligations under the margin accounts are secured by the marginable equity securities owned by Duggan.

Item 4.  Purpose of Transaction

     On January 19, 2000, The Group's ownership exceeded 5% of the stock of the Issuer. The Group has made purchases subsequently to increase its position. All purchases are shown on Exhibit 2. Jackson Equity, Jackson Investments, Jackson Offshore, and Jackson Partners acquired the shares for investment purposes, and only in the ordinary course of its business or investment activities. In the ordinary course of business, the reporting parties from time to time evaluate holdings of securities and will continue to review the prospects of the Issuer, and based upon such evaluation and on market conditions, economic conditions and other relevant factors, may in the future acquire additional shares or dispose of shares.

     On May 22, 2000, Duggan purchased 8,000 shares and his ownership exceeded 9.6% of the stock of the Issuer. On May 23, 2000, Duggan, via a phone call with John Hyland ,CEO, ("Hyland"), inquired about the board being expanded by two seats and Duggan getting to pick the additional directors. Duggan indicated that he would be able to assist Hyland and the Issuer in managing it's capital, including properly completing buybacks.

     The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other stockholders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through
(c) and (e) through (j), inclusive, of Item 4 of Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,938,460, reported as the number of outstanding shares as of May 1, 2000, on a Form 10-QSB filed on May 12, 2000. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System. Members of the Group collectively beneficially own an aggregate of 186,400 shares of the Company.

                                                             Page 11 of 15 Pages


     (a) By virtue of his control over the stock personally owned by him and that owned by Jackson Capital, Jackson Equity, Jackson Investments, Jackson Partners and Jackson Offshore, Duggan beneficially owns all of the 186,400 shares of the common stock owned by members of the Group, constituting approximately 9.62% of the issued and outstanding shares of the common stock, based on the number of outstanding shares shown above. Jackson Equity beneficially owns 43,500 shares representing 2.25% of the outstanding shares. Jackson Investments beneficially owns 27,200 shares representing 1.40% of the outstanding shares. Jackson Capital beneficially owns 90,600 shares representing 4.68% of the outstanding shares. Jackson Partners beneficially owns 87,800 shares representing 4.53% of the outstanding shares. Jackson Offshore beneficially owns 19,900 shares representing 1.03% of the outstanding shares.

     (b) Jackson Equity does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Equity has the shared power to vote and the shared power to dispose of 43,500 shares.

     Duggan has the shared power to vote 178,400 shares and the shared power to dispose of 178,400 shares. Duggan has the sole power to vote 8,000 shares and sole power to dispose of 8,000 shares.

     Jackson Capital (as the general partner of Jackson Equity and Jackson Investments and Investment Manager of Jackson Offshore) does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Capital has the shared power to vote 90,600 shares and the shared power to dispose of 90,600 shares.

     Jackson Partners has the shared power to vote or to dispose of any of its 87,800 shares.

     Jackson Investments does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Investments has the shared power to vote and the shared power to dispose of 27,200 shares.

     Jackson Offshore does not have the sole power to vote any shares and does not have the sole power to dispose of any shares. Jackson Offshore has the shared power to vote 19,900 shares and the shared power to dispose of 19,900 shares.

(c)     Purchases in the Last 60 Days

          Date        # of Shares       Price Per Share       Total Cost
          ----        -----------       ---------------       ----------
        5/22/00          8,000              $13.00             $104,000

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as described above and in the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the

                                                             Page 12 of 15 Pages


Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

     See Item 2 regarding disclosure of the arrangements among members of the Group, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

     No.     Description
     ---     -----------
     1       Joint Filing Agreement
     2       Schedule of Purchases

Other.  Agreement Regarding Joint Filing

        The undersigned hereby agree that this statement on Schedule 13D relating to shares of Common Stock, par value $.01 per share, of Security Financial, be, and any amendments to this Statement will be, filed on behalf of each of the undersigned. See Exhibit 1.

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2000

                              /s/ Paul J. Duggan
                              -------------------------------------------
                              Paul J. Duggan, an individual


                              Jackson Boulevard Capital Management, Ltd.

                              By: /s/ Paul J. Duggan
                                 ----------------------------------------
                                       Paul J. Duggan, President

                              Jackson Boulevard Equities, L.P.

                              By: Jackson Boulevard Capital Management, Ltd.
                                     General Partner

                              By: /s/ Paul J. Duggan
                                 ----------------------------------------
                                      Paul J. Duggan, President

                                                             Page 13 of 15 Pages


                              Jackson Boulevard Investments, L.P.

                              By:  Jackson Boulevard Capital Management, Ltd.
                                     General Partner

                              By: /s/ Paul J. Duggan
                                 ----------------------------------------
                                      Paul J. Duggan, President

                              Jackson Offshore Fund, Ltd.

                              By:  Jackson Boulevard Capital Management, Ltd.
                                     Investment Manager

                              By: /s/ Paul J. Duggan
                                 ----------------------------------------
                                      Paul J. Duggan, President

                              Jackson Boulevard Partners

                              By:  Jackson Boulevard Partners

                              By: /s/ Paul J. Duggan
                                 ----------------------------------------
                                      Paul J. Duggan, Partner

                                                             Page 14 of 15 Pages

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:  May 22, 2000
                              /s/ Paul J. Duggan
                              -------------------------------------------
                              Paul J. Duggan, an individual


                              Jackson Boulevard Capital Management, Ltd.

                              By: /s/ Paul J. Duggan
                                 ----------------------------------------
                                      Paul J. Duggan, President

                              Jackson Boulevard Equities, L.P.

                              By:  Jackson Boulevard Capital Management, Ltd.
                                     General Partner

                              By: /s/ Paul J. Duggan
                                 ----------------------------------------
                                      Paul J. Duggan, President

                              Jackson Boulevard Investments, L.P.

                              By:  Jackson Boulevard Capital Management, Ltd.
                                     General Partner

                              By: /s/ Paul J. Duggan
                                 ----------------------------------------
                                      Paul J. Duggan, President

                              Jackson Offshore Fund, Ltd.

                              By:  Jackson Boulevard Capital Management, Ltd.
                                     Investment Manager

                              By: /s/ Paul J. Duggan
                                 ----------------------------------------
                                      Paul J. Duggan, President

                              Jackson Boulevard Partners

                              By:  Jackson Boulevard Partners

                              By: /s/ Paul J. Duggan
                                 ----------------------------------------
                                      Paul J. Duggan, Partner

                                                             Page 14 of 15 Pages

                                                                       Exhibit 2

Security Financial Bancorp Inc. (SFBI) - Schedule of Purchases:
Total Shares Outstanding of SFBI =         1,936,460

Jackson Blvd. Equities, L.P.                                Jackson Offshore Fund, Ltd.

                                        Price                                                 Price
   Date       Shares       Cost       Per Share               Date     Shares      Cost     Per Share
   ----       ------       ----       ---------               ----     ------      ----     ---------
 01/05/00       10,000    93,463.00        9.3463           01/05/00      4,000   37,400.20    9.3501
 01/06/00        2,500    23,384.50        9.3538           01/06/00      1,000    9,368.80    9.3688
 01/06/00        3,000    28,150.00        9.3833           01/06/00      1,200   11,275.00    9.3958
 01/07/00        2,500    23,175.00        9.2700           01/07/00      1,000    9,270.00    9.2700
 01/14/00        4,500    41,087.50        9.1306           01/14/00      2,200   20,100.00    9.1364
 01/19/00        7,000    63,462.50        9.0661           01/19/00      3,500   31,743.75    9.0696
 01/25/00        7,000    63,900.00        9.1286           01/25/00      3,500   31,962.50    9.1321
 01/26/00        2,800    25,925.00        9.2589           01/26/00      1,400   12,975.00    9.2679
 01/28/00        4,200    39,137.50        9.3185           01/28/00      2,100   19,581.25    9.3244
              -----------------------------------                      ------------------------------
                43,500   401,685.00        9.2341                        19,900  183,676.50    9.2300

JBE  % ownership =            2.25%                         JBO  % ownership =        1.03%

Jackson Blvd. Investments, L.P.                             Jackson Boulevard Partners

                                        Price                                                 Price
   Date       Shares       Cost       Per Share               Date     Shares      Cost     Per Share
   ----       ------       ----       ---------               ----     ------      ----     ---------
 01/05/00        6,000    56,087.80        9.3480           01/05/00     20,000  200,000.00   10.0000 *
 01/06/00        1,500    14,040.70        9.3605           01/11/00     18,000  166,500.00    9.2500
 01/06/00        1,800    16,900.00        9.3889           01/14/00      4,800   43,825.00    9.1302
 01/07/00        1,500    13,905.00        9.2700           01/19/00      2,500   22,681.25    9.0725
 01/14/00        2,900    26,487.50        9.1336           01/19/00      5,000   45,337.50    9.0675
 01/19/00        4,500    40,806.25        9.0681           01/25/00     12,000  109,525.00    9.1271
 01/25/00        4,500    41,087.50        9.1306           01/26/00      3,000   27,775.00    9.2583
 01/26/00        1,800    16,675.00        9.2639           01/28/00      4,500   41,931.25    9.3181
 01/28/00        2,700    25,168.75        9.3218           02/22/00      3,000   33,025.00   11.0083
              -----------------------------------           02/24/00     15,000  165,025.00   11.0017
                27,200   251,158.50        9.2338                      ------------------------------
                                                                         87,800  855,625.00    9.7452

JBI  % ownership =            1.40%                         JBP  % ownership =        4.53%

                                                            * Purchased in initial public offering by
                                                              Paul J. Duggan.

Recap:
              Total         %                               Paul J. Duggan
              Shares    Ownership
              ------    ---------
                                                                                              Price
JBE             43,500        2.25%                           Date     Shares      Cost     Per Share
JBI             27,200        1.40%                           ----     ------      ----     ---------
JBO             19,900        1.03%                         05/22/00      8,000  104,000.00   13.0000
EIO Total       90,600        4.68%                                       8,000  104,000.00   13.0000

JBP             87,800        4.53%                         PJD  % ownership =        0.41%
PJD              8,000        0.41%
Total          186,400        9.63%